UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of January 2006

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------



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Appointment of New Director

On January 1, 2006 Strata Oil & Gas Inc. appointed Mr. Charlie Perity to the Board of Directors. Mr. Perity, age 50, is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career. He currently serves as Senior Geologist for Terracon Geotechnique of Calgary where much of his work is focused on oil sands projects. Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002. Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990. Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                             STRATA OIL & GAS INC.

                                             By: /s/ Manny Dhinsa
                                             --------------------
                                             Name: Manny Dhinsa
                                             Title: President

Date:    January 1, 2006